U.S. SECURITIES / WASHING 04019465

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8- 49078

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corp
4222 Grant Line Road
New Albany, In 47150

Official Use Only

FIRM ID. NO.

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ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.) 4222 Grant Line Road
New Albany, In 47150
(No. and Street)

SEC MAIL PROCESSING RECEIVED MAY 28 2004 WASH. D.C. 161 SECTION

New Albany (City) In (State) 47150 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy E Peoples 812-945-9888 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name -- if individual, state last, first, middle name)

Melhiser Endres Tucker, CPA's, P.C.

301 E Elm Street (ADDRESS) Number and Street | New Albany City | In State | 47150 Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUL 06 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, Timothy E Peoples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Equity INV. Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Vicky Funk
Notary Public

Expires 2-20-09

This report ** contains (check all applicable boxes):

- ☐ (a) Facing page
- ☐ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (loss)
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE V

RECONCILIATION OF AUDITED AND UNAUDITED NET CAPITAL

Capital (Unaudited) December 31, 2003	$ 32,492
Additional Accounts Payable & Accrued Liabilities	(3,070)
Additional Prepaid Assets	1,717
Capital (Audited) December 31, 2003	$ 31,139
Non-Allowable Assets:	
Agent Receivable	(811)
Prepaid Insurance	(906)
Prepaid CRD Account	(230)
NASD Stock	(2,835)
Net Capital	$ 26,357